SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: July 06, 2004

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA STR.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On July 06, 2004, Svyazinvest, the largest Russian telecommunications holding company, and Open Joint Stock Company Long Distance and International Telecommunications Rostelecom (the “Company”) announced the appointment of Vladimir Androsik, formerly Rostelecom's CFO, as the Advisor to the General Director of Svyazinvest. Andrey Gayduk was appointed Deputy General Director - Chief Financial Officer of Rostelecom. A copy of the corresponding press release is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 06, 2004	By: /signed/ Dmitry Ye. Yerokhin Name: Dmitry Ye. Yerokhin Title: General Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the press release announced the changes in the management of the Company.

Exhibit 99

For immediate release

VLADIMIR ANDROSIK APPOINTED ADVISOR TO GENERAL DIRECTOR OF SVYAZINVEST

ANDREY GAYDUK APPOINTED ROSTELECOM'S NEW CFO

Moscow - July 6, 2004 - Svyazinvest, the largest Russian telecommunications holding company, and Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia's national long-distance operator, today announced the appointment of Vladimir Androsik, formerly Rostelecom's CFO, as the Advisor to the General Director of Svyazinvest. He will be in charge of overseeing relationships between Rostelecom and regional telecoms. Andrey Gayduk, who previously held the position of Chairman of the Management Board of the Russian Industrial Bank, was appointed Deputy General Director - Chief Financial Officer.

Svyazinvest's CEO Valery Yashin said: "As the CFO of Rostelecom, Vladimir Androsik has done much to improve and strengthen the Company's financial position, by introducing a system of financial controls, reducing debt, disposing of non-core assets, and streamlining Rostelecom's business-portfolio. His new task will be even more challenging - to coordinate financial relationships between Rostelecom and regional telecoms in order to enhance the holding company's overall efficiency".

Dmitry Yerokhin, Rostelecom's CEO, commented on the appointments: "I would like, first of all, to thank Vladimir Androsik for his invaluable contribution to the restructuring of Rostelecom, which has laid the foundation for the Company's further successful development. When selecting a new Chief Financial Officer, we were looking for a strong professional who would ensure the continued strengthening of Rostelecom's financial standing. Andrey Gayduk has considerable experience both in finance and telecommunications, and I am sure that he will successfully accomplish the tasks he will face in his new capacity".

***

Vladimir Androsik has held the position of Chief Financial Officer of Rostelecom since September 2001. Prior to joining Rostelecom he had worked for Peterstar, an alternative telecommunications operator in St. Petersburg, holding positions of financial expert and deputy CFO in charge of management accounting. Mr. Androsik was born in Biysk, Altai region, in 1975. In 1997 he graduated from St. Petersburg State University with a degree in economics and mathematics. He also received supplementary education at Chartered Institute of Management Accountants (London).

Andrey Gayduk has held the position of Chairman of the Management Board of the Russian Industrial Bank since September 2002. From 1998 until 2002 he held several executive positions in the banking industry. Mr. Gayduk also has experience in telecommunications: for over two years he worked as a financial analyst and then business-planning expert in Telecominvest. Mr. Gayduk was born in Grozny in 1973. In 1995 he graduated from St. Petersburg University of Economics and Finance with a degree in finance.

For further details please contact

SVYAZINVEST Information Department Tel.: +7 095 727 04 18 Fax: +7 095 727 04 75 E-mail: pr@svyazinvest.ru	ROSTELECOM PR and IR Department Tel.: +7 095 973 9920 Fax: +7 095 787 2850 E-mail: rostelecom@rostelecom.ru